United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

MINUTES OF AN EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

Place, date and time:

At 1:30 pm, on April 13, 2009, in the boardroom at the company’s head office, located at Rodovia Aracruz/Barra do Riacho, km 25, (plant), in the municipality of Aracruz - ES.

Invitation:

By means of announcements published on March 27th, 30th and 31st of 2009, in the “Diário Oficial do Estado do Espírito Santo” (pages 10, 27 and 9, respectively), the “Gazeta Mercantil” business journal (pages G2, B8 and F3, respectively) and the “A Gazeta” daily newspaper (pages 13, 7 and 36, respectively), copies of which are available in the boardroom for the examination of those interested, thus dispensing with the need to read or transcribe the same.

Quorum:

Present at the meeting were stockholders representing more than 2/3 (two thirds) of the company’s voting capital, as confirmed by the signatures in the Stockholder Attendance Register.

Chair:

In the absence of the Chairman of the Board, Mr. Raul Calfat, under the provisions Article 15, paragraph 3 and Article 19, clause nº 1, of the company’s by-laws, the chair was assumed by Mr. Alexandre Silva D’Ambrosio, 1st Vice-Chairman of the Board Directors, who called upon me, José Luiz Braga, the legal representative of Newark Financial Inc., to act as Secretary.

Decisions:

Alteration of the By-Laws

In response to the management’s proposal, it was decided at the General Meeting to alter the company’s By-Laws, as follows:

(i)	Governing the Chairing of a General Meeting:

Following discussion, the decision was made to alter the single paragraph of Article 12 of the By-Laws, which will now read:

"Sole paragraph - General Meetings will be presided over by the Chairman of the Board of Directors, by the CEO or by any other person chosen by quorum at a General Meeting upon initiation of the proceedings. The chairman of the General Meeting shall choose, from among those present, one or more people to act as Secretary."

(ii)	Alteration of the Number of Board Members

It was decided that the main text of Article 15 of the By-Laws would be changed, to read as follows:

“Article 15: The Board of Directors shall comprise a minimum of 5 (five) and a maximum of 9 (nine) members, one of whom will act as chairman, who shall be shareholders and reside in Brazil and are to be chosen at a General Meeting of the share- holders to serve for a term of 3 (three) years, with the possibility of re-election, and shall remain in office until their successor shall assume his or her post.”

(iii)	Insert a Temporary Provision covering the Setting Up of a Special Independent Committee in accordance with CVM Guideline nº 35/08:

Chapter VIII of the By-Laws - Temporary Provisio ns – a new article is added - number 34 -, to read as follows:

Article 34: Pursuant to the provisions of CVM Guideline nº 35, of September 1, 2008, the company shall avail itself, temporarily, of a Special Independent Committee, set up exclusively for the purpose of analyzing the terms of the assimilation by Votorantim Celulose e Papel S.A. of shares issued by the company and presenting its recommendations to the company’s Board of Directors, following the orientation provided by the aforementioned Guideline.

§ 1 The Special Independent Committee shall comprise 3 (three) members, appointed by the Board of Directors, all of whom must be independent of the company’s management, possess recognised experience and technical prowess and be bound by the same duties and legal responsibilities as the company’s management (cf. article 160 of Law nº 6,404/76).

§ 2 The Special Independent Committee shall not have any executive function nor decision making powers and its reports, proposals or recommendations shall be presented to the Board of Directors for any decisions to be taken.

§ 3 It is the responsibility of the Board of Directors to determine the remuneration of the members of the Special Independent Committee.

Closure:

The decisions have been approved by the majority of the stockholders present, while the stockholders Arapar S. A. and São Teófilo Representação e Participações S. A. both abstained. There being no further matters to discuss, the meeting was closed with the drafting of these minutes, signed by all those present.

Aracruz, April 13, 2009.

Alexandre Silva D’Ambrosio

Chairman of the Board Meeting

José Luiz Braga

Secretary

Newark Financial Inc. José Luiz Braga

Arapar S.A.

Dr. Edmilson Cavalheri Nunes

São Teófilo Representação e Participações S.A.

Dr. Edmilson Cavalheri Nunes

BNDES Participações S.A. – BNDESPar

Dr. Igor Pinheiro Moreira

This notice is not an offer to sell securities in the United States. Any offers to sell securities referred to in this notice may not, and will not, be conducted in the United States absent registration or an exemption from registration.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer